Exhibit 99.2

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the “Companies”) Boards of Directors approved, on February 20, 2024, the payment of Dividends as an anticipation of the minimum payment for the current fiscal year of 2023. The amount will be paid according to the dates listed bellow and credited based in the positions of shareholders dated of March 01, 2024.

Company	Payment Date	Value per Share Common and Preferred Dividends
METALÚRGICA GERDAU S.A.	03/13/2024	R$	0.05
GERDAU S.A.	03/12/2024	R$	0.10

Please note that shares acquired on March 04, 2024, and thereafter, will be traded EX-DIVIDEND.

Additional information can be obtained from our Investor Relations Department, located at Av. Doutora Ruth Cardoso, 8501 – 8th Floor – São Paulo – SP – 05425-070 – Brazil.

Phone: +55 (11) 3094.6300

E-mail: inform@gerdau.com

São Paulo, February 20, 2024.

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director